UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934





                        Wireless Ronin Technologies, Inc.
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    97652A203
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                                 (CUSIP Number)


                                January 16, 2008
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   97652A203
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Jonathan Gallen
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)                      (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:           887,248*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:      887,248*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                887,248*
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(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):    N/A
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(11)    Percent of Class Represented by Amount in Row (9):   6.1%*
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(12)    Type of Reporting Person (See Instructions):    IA, IN
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* As of January 16, 2008, Ahab Partners, L.P. ("Partners"), Ahab International, Ltd. ("International"), Queequeg Partners, L.P. ("Queequeg") and Queequeg, Ltd. ("Limited") held in the aggregate 887,248 shares of common stock, $0.01 par value per share (the "Shares"), of Wireless Ronin Technologies, Inc. (the
"Company"). Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Partners, International, Queequeg and Limited. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 887,248 Shares, or 6.1% of the Shares deemed issued and outstanding as of January 16, 2008.

Item 1(a).  Name Of Issuer:   Wireless Ronin Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            Baker Technology Plaza, 5929 Baker Road, Suite 475,
            Minnetonka, MN 55345

Item 2(a).  Name of Person Filing:  Jonathan Gallen

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue, 17th Floor, New York, New York  10171

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:  Common Stock, $0.01 par value per share

Item 2(e).  CUSIP No.:   97652A203


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of January 16, 2008):     887,248*

            (b) Percent of Class (as of January 16, 2008):                 6.1%*

            (c) Number of Shares as to which the person has:

                 (i)  sole power to vote or to direct the vote          887,248*

                (ii)  shared power to vote or to direct the vote               0

               (iii)  sole power to dispose or to direct the
                      disposition of                                    887,248*

                (iv)  shared power to dispose or to direct the
                      disposition of                                           0


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* As of January 16, 2008, Ahab Partners, L.P. ("Partners"), Ahab International, Ltd. ("International"), Queequeg Partners, L.P. ("Queequeg") and Queequeg, Ltd. ("Limited") held in the aggregate 887,248 shares of common stock, $0.01 par value per share (the "Shares"), of Wireless Ronin Technologies, Inc. (the
"Company"). Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by Partners, International, Queequeg and Limited. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 887,248 Shares, or 6.1 % of the Shares deemed issued and outstanding as of January 16, 2008.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      January 23, 2008


                                      /s/ Jonathan Gallen
                                      ------------------------------------------
                                      Jonathan Gallen,  in  his  capacity as the
                                      investment  manager  for   Ahab  Partners,
                                      L.P.,  Ahab International, Ltd.,  Queequeg
                                      Partners,  L.P., and Queequeg,  Ltd.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)